SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 26, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release   **ANGLOGOLD ASHANTI - OVERSUBSCRIPTION OF THE ADS RIGHTS OFFER**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

THIS IS NOT AN OFFER FOR THE SALE OF SECURITIES. NOT FOR RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES

26 June 2008

OVERSUBSCRIPTION OF THE ADS RIGHTS OFFER

The Bank of New York, AngloGold Ashanti's American Depositary Share ("ADS") rights agent, has received acceptances and oversubscriptions for approximately 28.2 million ADS following the close of AngloGold Ashanti's ADS rights offer on Monday, 23 June 2008. This represents a take-up ratio of approximately 128%.

In addition, The Bank of New York has received subscriptions and oversubscriptions for an additional 6.4 million ADSs pursuant to notice of guaranteed delivery procedures, which permit subscriptions by ADS rights holders that were unable to deliver their ADS rights to the ADS rights agent before the expiration of the ADS rights provided that their rights are received by the ADS rights agent no later than 5:00 p.m. New York City time on the third New York Stock Exchange trading date following their execution of the notice of guaranteed delivery. If a subscriber pursuant to a notice of guaranteed delivery fails to deliver its ADS rights on time, The Bank of New York will refund the amount deposited by such subscriber, without interest, after deducting any expenses incurred from the failed guaranteed delivery. The final number of subscriptions and oversubscriptions for ADSs pursuant to valid guaranteed deliveries, which may be lower than 6.4 million ADS, will be announced when the guaranteed delivery period expires.

As of the ADS record date of 3 June 2008 there were 89,266,223 ADS in issue, representing 32.1% of AngloGold Ashanti's issued ordinary shares. The ADS rights offer forms part of the ordinary share rights offer which expires on 4 July 2008.

Major Shareholder Participation

Anglo South Africa Capital (Proprietary) Limited ("Anglo American") currently owns approximately 16.6% of AngloGold Ashanti's issued ordinary shares. Anglo American has advised that they will be subscribing for 11,172,254 ordinary shares in the ordinary share rights offer, which, assuming exercise of all outstanding ADS rights and ordinary shares, will result in it holding 16.5% of the issued ordinary shares after completion of the ordinary shares rights offer.

Anglo American has confirmed to AngloGold Ashanti that it will not offer, sell or allot any shares, or other securities that are convertible into, or exchangeable for, or represent the right to receive, ordinary shares, for a 90-day period from the time AngloGold Ashanti first delivers shares to subscribers following the exercise of rights by such subscribers.

The Government of Ghana currently owns approximately 3.3% of AngloGold Ashanti's issued ordinary shares and has agreed to subscribe for its entire entitlement under the ordinary shares rights offer.

As previously announced, Allan Gray Limited has agreed to procure that its clients currently holding approximately 11.2% of AngloGold Ashanti's issued ordinary shares will subscribe for their entire entitlement under the rights offer. In addition, the Public Investment Corporation currently owns approximately 8.5% of AngloGold Ashanti's issued ordinary shares and has agreed to subscribe for its entire entitlement under the ordinary shares rights offer.

Ordinary Share Rights Offer

As announced on 23 May 2008, the renounceable rights offer of 69,470,442 new ordinary shares of ZAR 25 cents each to AngloGold Ashanti ordinary and E shareholders and AngloGold Ashanti ADS holders is at a subscription price of ZAR194.00 per rights offer share or ADS and in the ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares or ADS held.

The last day to trade the ordinary share letters of allocation on the JSE Limited is Friday, 27 June 2008. The ordinary share rights offer closes at 12:00 pm (South African time) on Friday, 4 July 2008. The results of the rights offer are expected to be announced on Monday, 7 July 2008.

Johannesburg
JSE Sponsor : UBS

Goldman Sachs International, Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd., which are regulated in the United Kingdom by the Financial Services Authority, are acting for AngloGold Ashanti and no-one else in connection with the rights offer and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of Goldman Sachs International, Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd. nor for providing advice in connection with the rights offer. UBS Limited is acting for AngloGold Ashanti and no-one else in connection with the rights offer and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of UBS Limited nor for providing advice in connection with the rights offer.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. AngloGold Ashanti has filed a registration statement in the United States under the Securities Act of 1933, as amended, in connection with the offer and sale of the securities described herein and such securities were registered for offer and sale in the United States. Any public offering of securities in the United States has been or is being made by means of a prospectus and a related prospectus supplement that form part of this registration statement and that contains detailed information about AngloGold Ashanti and its management, as well as financial statements. Such prospectus may be obtained from AngloGold Ashanti at 76 Jeppe Street, Newtown, Johannesburg, South Africa.

The rights offer described in this announcement is only addressed to and directed at persons in member states of the European Economic Area, or EEA, who are "Qualified Investors" within the meaning of Article 2(1)(e) of the Prospectus Directive. In addition, in the United Kingdom, the rights offering is only addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The new shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors. In addition, due to restrictions under securities laws, the rights offer is not available to persons who are residents in Japan. The rights offer is also not addressed to, or directed at, holders of AngloGold Ashanti GhDSs in Ghana or holders of AngloGold Ashanti CDIs who are resident outside Australia.

This announcement includes "forward-looking information" within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effect of the hedge reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti's liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2007, which was filed with the Securities and Exchange Commission on 19 May 2008. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

In connection with the proposed merger transaction involving AngloGold Ashanti and Golden Cycle Gold Corporation, AngloGold Ashanti has filed with the SEC a registration statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission ("SEC") as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC's stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa, Attention: Investor Relations, +27 11 637 6385, or to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO 80906, Attention: Chief Executive Officer, (719) 471-9013.

Queries

South Africa	Tel:	Mobile:	E-mail:
Himesh Persotam (Investor Relations)	+27 (0) 11 637-6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com
Alan Fine (Media)	+27 (0) 11 637-6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637- 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 26, 2008

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary